BioHarvest Sciences Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2025

(Expressed in U.S. dollars)

Dated March 31, 2026

1140-625 Howe Street, Vancouver

British Columbia V6C 2T6, Canada

www.bioharvest.com

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Introduction

The following Management's Discussion and Analysis (”MD&A”) for BioHarvest Sciences Inc., together with its wholly owned subsidiaries (“BioHarvest Sciences” or the “Company”) prepared as of March 31, 2026, has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards). All amounts (other than per share amounts) are stated in U.S dollars rounded to the nearest thousand, unless otherwise indicated.

The following information should be read in conjunction with the audited consolidated financial statements of the Company (the “consolidated financial statements”) for the year ended December 31, 2025, and the related notes to those financial statements.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST and traded on the Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange and Dusseldorf Stock Exchange under the symbol 8MV0.

Continuous disclosure materials are available on our website at www.bioharvest.com. This additional information is not incorporated into this Management's Discussion and Analysis and does not constitute a part of this Management's Discussion and Analysis.

Cautionary statement regarding forward-looking statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," “likely”, "may," "will," "should," "intend," or "anticipate", “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A. Forward-looking statements in this MD&A may include, but are not limited to, statements with respect to: a) licensing risks;
b) regulatory risks; c) change in laws, regulations and guidelines; d) market risks; e) expansion of facilities; f) history of net losses; and g) competition. Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the, nutraceutical, pharmaceutical and cosmeceutical industries, the general expectations of the Company concerning these industries and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources, from market research and industry analysis and on assumptions based on data and knowledge of these industries, which the Company believes to be reasonable. The Company is not aware of any misstatement regarding any industry or government data presented herein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Nature of the Business and Overview of Operations” as well as statements regarding the Company’s objectives, plans and goals, including

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

future operating results and economic performance may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk and Uncertainties” for further details. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements.

Going concern

The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. Management has evaluated the Company's ability to continue as a going concern for a period of at least twelve months from the date these consolidated financial statements are issued.

The Company has a history of operating losses and has not yet achieved sustained cash-flow profitability. For the year ended December 31, 2025, the Company generated revenues of $34,508 and incurred a net operating loss. As of December 31, 2025, the Company had cash and cash equivalents of $23,025. These conditions, together with the need for continued investment in operations and the uncertainty regarding the timing and availability of additional financing, represent factors that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may require additional capital to fund its long-term growth strategy and planned capital investments. If required, the Company intends to raise such capital through one or more of the following: the issuance of equity or equity-linked securities, debt financing, strategic collaborations, licensing arrangements or other financing transactions. The Company is listed on the Nasdaq Capital Market and has previously demonstrated access to the capital markets; however, there can be no assurance that additional financing will be available on acceptable terms, or at all.

Based on management’s assessment, the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, despite the factors noted above, the going concern basis of preparation remains appropriate, and these consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties related to the going concern assessment.

The consolidated financial statements of the Company were authorized for issue by the Board of Directors on March 31, 2026.

Nature of business and overview of operations

1.Summary

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”) was incorporated under the Business Corporations Act of British Columbia on April 19, 2013.

On February 14, 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

2.Corporate Structure

3.Overview of the business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, in bioreactors at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is a non-genetically modified organism platform that can produce plant cells with higher concentrations of active ingredients (as compared to those that are produced naturally), as well as high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven health solutions through two business units:

1.The Products Business Unit - Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions which are manufactured and sold as dietary supplements, functional food and beverages (capsules, powders, chews and other delivery mechanisms such as coffee, teas and powder electrolyte beverages).

2.The CDMO Services Business Unit - comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

Products Business Unit Activities

The Company is engaged in the research and development of science-based health and wellness solutions for the nutraceutical industry. The Company’s first product entry into this market is a polyphenol/anti-oxidant superfruit product called VINIA®, which is a red grape powder that

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

supplies the benefits of red wine consumption but without the sugar, calories and alcohol found in wine.

VINIA® is made of red grape (Vitis vinifera) cells grown in the Company’s proprietary bioreactor facility. VINIA® is a fine, dry pink-purple powder containing a matrix of polyphenols (with a high concentration of piceid resveratrol) in their natural state (as can be found in red wine) that has additive and synergistic benefits. One of the main active ingredients in VINIA® is piceid resveratrol, maintaining the quality and inherent benefits present in nature without any solvent extraction or genetic modification. VINIA® is soluble when integrated with various liquids or cosmetics.

The Company has invested over $80 million, primarily in R&D activities, to support the business. This investment has enabled the Company to develop a disruptive technology platform which mirrors nature and allows it to efficiently produce plant cells that are identical to those originally sourced from the parent plant, ensuring optimal bio-availability and efficacy of the secondary metabolites.

The Company completed the biological technology transfer to the new manufacturing facility in March 2022 and has established a 20 tons manufacturing facility. The Company commenced implementation of the required technology and process improvements to drive significant cost reduction through economies of scale.  This facility received Good Manufacturing Practice (GMP) approvals from the Israeli Ministry of Health in October 2021 as well as key ISO certifications. The Company has continued to increase the capacity of its Bioreactors over the past 24 months and at the end of Q1, 2025, completed the transition to using 1,200L bioreactors. This enables the Company to better meet the increasing demand for VINIA  which is driven by the US market as a result of the Company's marketing activities.

In 2025, VINIA® revenues increased by 31% versus the comparable period in the previous year. This continues to be a major demonstration of the Company’s ability to scale its VINIA® business using its Botanical Synthesis technology. Importantly, as a result of the aggressive scaling of the business and management’s focus on driving efficiencies where possible across the value chain, the Company continues to maintain high gross profit margin levels of the Products business unit, realizing a gross profit margin to 59% during 2025 as compared to 56% during the comparable period in the previous year. Management continues to focus on accelerating revenue momentum and improving gross profit margins as well as marketing efficiencies.

As of the date of this MD&A, the Company reached a major milestone on its VINIA® business with achieving the milestone of more than $84 Million USD in cumulative sales, with the vast majority of sales occurring since launching in the US in May 2021 as well as achieving more than 85,000 active users. The Company expects continued momentum in its sales growth of VINIA® driven by its core capsule business as well as its pipeline of VINIA® driven innovation enabling the Company to continue to enter and disrupt new sizeable categories and generate higher revenue levels per KG of VINIA® powder versus its baseline capsule business as it executes on its Superior Science, Superior Efficacy & Superior Taste Strategy.

The Company has a well-developed innovation pipeline in its Products business unit. Over the course of the last 24 months, the Company has  introduced a number of new products under the VINIA® brand disrupting major billion dollar categories The Company successfully launched VINIA® Superfood Coffee in 2024 and launched a VINIA® Superfood Tea line up of 4 flavors in December 2024, which continues to gain revenue momentum and in February 2025 was launched on Amazon and in June 2025, the Company launched 2 of these flavors (English Breakfast Tea and Matcha Green Tea) in a K-Cup compatible format via its web site and Amazon. The Company’s

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

successful initial launch of its Keurig compatible VINIA Superfood Coffee pods and VINIA® Superfood Teas has demonstrated that its “VINIA Inside” strategy is working as the Company delivers on its promise to consumers of delivering “Superior Science, Superior Efficacy and Superior Taste” in billion dollar categories like tea and coffee where consumers are yearning for products with improved health and wellness credentials and have a high willingness to pay a premium for these products.

To continue its focus on disrupting billion-dollar categories, in June 2025, the Company launched its VINIA® supplement in a more potent formulation in a Chew like delivery mechanism. VINIA® 2X Formula Chew is enabling the VINIA® brand to target a younger consumer base with this chew delivery system and with a formula which has twice the potency. The Company utilizes this VINIA® 2X Formula Chew to target athletes and super active consumers who are looking for a more potent version of VINIA® to generate the incremental physical energy and mental alertness they require. Given the focus of this formulation to fit the needs of amateur and professional athletes, every batch of the product is 3rd party certified by “Informed Sport”. “Informed Sport” is the world’s leading testing and certification program for brands producing sports and nutritional supplements. Designed for elite sport, it protects athletes from inadvertent doping caused by supplements contaminated with banned substances. As such, it is recognized by sporting and governing bodies, anti-doping bodies and nutrition industry organizations, and the armed and special forces. The initial consumer feedback and revenue levels of VINIA 2X Formula Chew have been extremely encouraging with 4.8/5 verified rating on Amazon and the Company is optimistic that with continued marketing activities, this product will play an important role in the Company’s portfolio.

In November 2025, the Company launched its VINIA® Blood Flow Hydration Electrolyte Powdered Beverage Mix prodcut to disrupt the 17-billion-dollar US Electrolytes market where approximately 1/3 of the business is in powdered form. VINIA® Blood Flow Hydration Electrolyte Powdered Beverage is a highly differentiated proposition in the market. VINIA’s Blood Flow Hydration Solution focuses on ensuring its customers have improved blood flow to ensure that all their fluids and electrolytes can be most efficiently transported to their body’s organs, tissues and millions of cells. The product contains the equivalent of one capsule of VINIA Red Grape Powder plus a unique combination of naturally sourced electrolytes including sodium derived from sea salt, potassium from coconut water, and magnesium from the ocean bed. VINIA® Blood Flow Hydration Electrolyte is also 3rd party certified by “Informed Sport” so that it can be utilized by professional athletes. After being in the market for less than 12 weeks, the Company is very encouraged by the performance of VINIA® Blood Flow Hydration as demonstrated by encouraging sales momentum and consumer feedback on its taste and performance. As of the date of this MD&A, VINIA® Blood Flow Hydration has achieved after 8 weeks on Amazon a 5-star rating with close to 50 customer reviews.

The Company on March 4, 2025, announced new ‘in-vitro’ test results for the Company’s proprietary new Olive Cell compound, which showed reduced fat accumulation in human liver cells. Fat accumulation in the liver is a leading cause of non-alcohol fatty liver disease (NAFLD), which affects 30-40% of U.S. adults. The Company demonstrated that in human hepatic (liver) cells, the Olive Cell compound mitigated fat accumulation in a liver steatosis model as well as in experimental models of liver fibrosis. In addition, the Olive Cell compound also succeeded in reducing the level of collagen type 1 in XL-2 cells in an in-vitro fibrosis model. The Company attributes the positive test results of reducing fat accumulation in liver cells to the high levels of Verbascoside (a plant-derived polyphenol with known anti-inflammatory properties that have been researched for a variety of effects on the liver) in the Company’s Olive Cell compound. Based on these results and additional studies to be conducted, the Company plans to commence selling a

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

product containing Olive Cells in the future as a nutraceutical product and/ or entering into a partnership where Olive Cells will be integrated into another Company’s portfolio.

Contract Development and Manufacturing Organization (“CDMO”) Services Business Unit

In Q1 2024, the Company announced the launch of its CDMO Services Business Unit, including its entry into two (2) development agreements to develop complex molecules.

This CDMO Services Business Unit allows pharmaceutical, cosmeceutical, nutraceutical and nutrition industry companies the opportunity to partner with the Company to utilize the Botanical Synthesis Platform Technology through a CDMO contracting model. The Botanical Synthesis Platform Technology enables the development and manufacturing of patentable plant-based small molecules, complex molecules and unique compositions, which include both small and complex molecules. The Botanical Synthesis Platform Technology can develop complex molecules, otherwise known as biologics, which have a number of unique advantages, including lower costs of development and manufacturing, a faster speed of development and non-immunogenic properties that enhance safety. As a result of these advantages, the Company has decided to name these unique plant-derived complex molecules BIOLOGICS+. BIOLOGICS+ will help address unmet needs in the health industry across pharmaceutical, nutraceutical, cosmeceutical and nutrition verticals.

On December 11, 2024, the Company announced a new partnership with Tate and Lyle, a global leader in sweetener, mouthfeel and fortification ingredients to develop the next-generation of proprietary plant-based molecules to address increasing consumer desire for affordable, nutritious and more sustainable plant-derived food and beverage ingredients. The new partnership between Tate & Lyle and the Company will focus on developing the next generation of sweeteners – botanical sweetening ingredients using plant-derived molecules.

On May 12, 2025, the Company announced that the Company’s previously announced CDMO contract with a Nasdaq-listed pharmaceutical company has progressed from Stage 1 to Stage 2 – providing further validation of the versatility of the Company’s Botanical Synthesis platform to develop active pharmaceutical compounds while concurrently paving the road for potential future volume manufacturing. Stage 1 of the contract, launched in early 2024, focused on sourcing the required plants to develop a compound used to produce an approved drug product. Completion of Stage 1 indicates that the Company’s research team successfully isolated the cells of the target plant and mirrored, magnified and multiplied those cells in petri dishes using the Company’s proprietary Botanical Synthesis platform. Stage 2 involves the delivery of a sufficient amount of biomass to be tested for suitability and involves the development of optimal growing conditions in liquid media. Upon successful completion, the company would transfer to small and medium scale production and ultimately enter production of commercial volumes of the target compound.

On May 21, 2025, the Company announced a new contract to develop a plant-based fragrance compound derived from a plant that is under significant threat due to over harvesting and habitat loss. This agreement is with a new commercial partner targeting the multi-billion-dollar fragrance and scents market.

On September 10, 2025, the Company announced the successful production of plant-derived exosomes in its large-scale bioreactors. This technological milestone expands the Company’s platform capabilities and introduces a potential new revenue stream for both its Nutraceuticals and CDMO business units.

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Exosomes are nano-sized vesicles naturally secreted by plant cells that enhance absorption and bioavailability of active compounds. They are increasingly used in therapeutic, nutraceutical, and cosmetic applications.

The Company’s proprietary bioreactor system enables scalable, cost-efficient production of exosomes enriched with high-value metabolites. Initial production has focused on exosomes containing viniferin, a polyphenol associated with anti-aging and antioxidant properties, offering enhanced delivery and efficacy compared to conventional formulations.

This development further demonstrates the scalability and versatility of the Company’s bio-plant platform and strengthens its position in the health and wellness, cosmetics, and pharmaceutical markets.

On October 30, 2025, the Company announced a new contract to develop and commercialize saffron derived botanical compounds via a collaboration agreement with Saffron Tech Ltd., an aggrotech company specializing in year-round cultivation of top-grade saffron. The partnership aims to develop and commercialize saffron-derived botanical compounds using the Company’s patented Botanical Synthesis platform,

The collaboration combines the Company’s bioreactor and cell-growth expertise with Saffron Tech’s proprietary saffron species and early-stage cell-culture research. Development will progress through both solid-phase and liquid-phase CDMO stages in parallel, with the objective of accelerating commercialization.

The Company currently has a number of customers in its short-term pipeline and expects to sign additional strategic contracts during 2026 with customers from the pharmaceutical, nutraceutical, cosmeceutical and food ingredients/nutrition industries.

Environmental, Social and Governance Reporting

On September 2021 the Company announced the publication of its inaugural Environmental, Social, and Governance (ESG) Report, detailing the Company’s performance and ongoing commitment to creating a sustainable future. The report is aligned with the United Nations Sustainable Development Goals and the reporting requirements of the Task Force on Climate-Related Financial Disclosures and the Sustainability Accounting Standards Board.

On September 6, 2022, Business Intelligence Group awarded the Company its prestigious Sustainability Leadership Award. The award recognizes the sustainability impact of the Company’s Botanical Synthesis platform technology, which enables industrial production of plant metabolites without growing the plant itself. The Company received the award with other industry thought leaders such as AstraZeneca, Agilent, and Honeywell.

In addition, the Company has completed its own Supplier Code of Conduct for its ecosystem of supply chain partners and has commenced rolling this out and plans to complete the roll out of this policy through 2026.

During 2024, the Company has also completed the development of critical HR policies such as a “Belonging, Inclusion, Diversity and Equity Policy”, a “Whistle Blower Policy” and a “Grievance Policy”. The Company has rolled out these policies to all employees of the Company in Q2, 2025.

As part of our commitment to strong corporate governance and reliable financial reporting, during 2025 the Company has adopted the COSO Internal Control – Integrated Framework to guide the design, implementation, and evaluation of our internal control systems. This framework provides a structured approach to risk assessment, control activities, information and communication, and monitoring processes. By aligning with COSO, we aim to ensure the integrity of our financial

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

disclosures, enhance operational efficiency, and support compliance with applicable laws and regulations, including the requirements of the Sarbanes-Oxley Act Section 404. The Company continues to evaluate and refine its internal controls to support sustainable growth and investor confidence.

Significant Developments

To better understand the Company’s financial results, it is important to gain an appreciation of the significant events, transactions and activities that occurred during or have affected the period under review up to and including the date of this MD&A.

1.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

2.During the year ended December 31, 2025, the Company received $31,728 thousands, net of repayments finder fees and transaction costs, due to the following events:

•On the first quarter of 2025, the Company received funds to the Company’s short-term 16% and 20% loan facilities.

•On the second quarter of 2025, the Company announced the closings of its 5%, 10% and 12% loan facilities.

•On the third of 2025, the Company issued 1,169,758 common shares as a result of the conversion of convertible loans.

•On the third quarter and fourth quarter of 2025, the Company issued 1,291,523 common shares as a result of the exercise of warrants by investors and issued 10,948 common shares as a result of the exercise of warrants by service providers.

•On the fourth quarter of 2025, the Company issued 8,929 common shares as a result of exercise of options by employees and consultants.

•On the fourth quarter of 2025, the Company completed a Public Offering of 2,846,854 common shares at a price of $7.00 per share.

Selected Annual Information

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Revenues	34,508	25,188	12,672
Net loss and comprehensive loss	(11,135)	(12,913)	(12,564)
Basic and diluted loss per share	(0.60)	(0.80)	(0.93)

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

	As of December 31,
	2025	2024	2023
	USD in thousands
Cash and cash equivalents	23,025	2,390	5,355
Total Assets	47,665	25,001	15,002
Total current liabilities	7,684	14,258	26,467
Total non-current liabilities	14,533	9,413	3,388

Year ended December 31, 2025, compared to the year ended December 31, 2024

Revenues were $34,508 thousands for the year ended December 31, 2025, of which 95% relates to the Products Business Unit of the Company, as compared to $25,188 thousands during the same period in the prior year. In 2025, the Products Business Unit grew 31% and the CDMO services Business Unit grew 566% as compared to the same period in the prior year. The increase in 2025 is a result of the Company's significant scaling of its business-to-consumer and medical practitioner focused e-commerce strategy.

Cost of revenues were $14,032 thousands for the year ended December 31, 2025, as compared to $11,246 thousands during the same period in the prior year. The increase is due to revenue mix, growth in production, demand and sales during the period.

Gross margins were 59% for the year ended December 31, 2025, as compared to 55% during the same period in the prior year. The increase in gross margins was a result of the Company’s continuing focus on cost reduction and production scaling.

Research and development expenses were $5,312 thousands for the year ended December 31, 2025, as compared to $4,797 thousands during the same period in the prior year. The change is mainly due to an increase in wages and salaries (related to the CDMO Services Business Unit) as well as professional fees and travel to support both segments.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $15,812 thousands for the year ended December 31, 2025, as compared to $11,733 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and wages and salaries required to support sales growth in both segments.

General and administrative expenses were $4,927 thousands for the year ended December 31, 2025, as compared to $4,401 thousands during the same period in the prior year. The change is due to an increase in salary and wages as a result of increase in headcount to support the Company’s operations as a publicly traded entity on Nasdaq.

Finance expenses, net were $5,484 thousands for the year ended December 31, 2025, as compared to $5,916 thousands during the same period in the prior year. Finance expenses, net for the year ended December 31, 2024 were recorded due to non-cash fair value adjustments related to the Company’s derivative instruments. Most of the Company’s finance expenses during the year ended December 31, 2025, were driven from a non-cash transactions. Finance expenses are incurred to support both of our business segments.

On December 31, 2025, the Company had cash and cash equivalents of $23,025 thousands (December 31, 2024, $2,390 thousands).

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Year ended December 31, 2024, compared to the year ended December 31, 2023:

Revenues were $25,188 thousands for the year ended December 31, 2024, of which 99% relate to the Products Business Unit of the Company, as compared to $12,672 thousands during the same period in the prior year. The increase in 2024 is a result of the Company's significant scaling of its business-to-consumer and medical practitioner focused e-commerce strategy.

Cost of revenues were $11,246 thousands for the year ended December 31, 2024, as compared to $7,039 thousands during the same period in the prior year. The increase is due to growth in production, demand and sales during the period.

Gross margins were 55% for the year ended December 31, 2024, as compared to 45% during the same period in the prior year. The increase in gross margins was a result of the Company’s continuing focus on cost reduction and production scaling.

Research and development expenses were $4,797 thousands for the year ended December 31, 2024, as compared to $3,369 thousands during the same period in the prior year. The change is mainly due to an increase in wages and salaries (related to the CDMO services business unit) as well as professional fees and travel to support both segments.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $11,733 thousands for the year ended December 31, 2024, as compared to $7,748 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and wages and salaries required to support sales growth in both segments.

General and administrative expenses were $4,401 thousands for the year ended December 31, 2024, as compared to $4,482 thousands during the same period in the prior year.

Finance expenses were $5,916 thousands for the year ended December 31, 2024, as compared to $2,624 thousands during the same period in the prior year. The increase is primarily the result of warrants issuance and interest payments. Finance expenses are incurred to support both of our business segments. Most of the Company’s finance expenses were driven from a non-cash transaction such as fair value adjustments.

The Company had no finance income for the year ended December 31, 2024, as compared to $26 thousands during the same period in the prior year. Finance income is incurred to support both of our business segments.

On December 31, 2024, the Company had cash and cash equivalents of $2,390 thousands (December 31, 2023, $5,355 thousands).

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Summary of Quarterly Results

The following represents the summarized quarterly financial results for the past eight quarters:

	Three-month period ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
	USD in thousands
Revenues	9,066	9,067	8,515	7,860
Net loss before income taxes	2,268	2,450	4,041	2,300
Net loss	2,204	2,513	4,080	2,338
Net loss per share	0.10	0.14	0.24	0.13

	Three-month period ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
	USD in thousands
Revenues	7,278	6,539	6,027	5,344
Net loss before income taxes	2,948	2,689	687	6,581
Net loss	2,956	2,689	687	6,581
Net loss per share	0.17	0.16	0.04	0.48

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions about the Company’s public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of December 31, 2025, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) are effective.

a)Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company’s internal controls. The Company’s internal control over financial reporting includes:

•maintaining records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

•providing reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles;

•providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of December 31, 2025, the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent registered public accounting firm attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its audited annual consolidated financial statements for the year ended December 31, 2025.

b)Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2025, that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Financial instruments and risk management

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company's financial performance and position. The Company's financial instruments are its Cash and cash equivalents, Restricted cash, Trade accounts receivable, Other accounts receivable, Trade accounts payable, Other accounts payable and Liability to Agricultural Research Organization. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions, including the segregation of duties and the application of financial control principals. The risks arising from the Company's financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

Foreign currency risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

currency of the company. The currencies in which some transactions are primarily denominated are CAD, US dollars and NIS. The Company's policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations.

Liquidity and Capital resources

The consolidated financial statements have been prepared on a going concern basis whereby the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for the consolidated financial statements, then adjustments of a material nature would be necessary in the carrying value of assets such as property and equipment, liabilities, the reported expenses, and the balance sheet classifications used. Management continues to pursue financing opportunities for the Company to ensure that it will have sufficient cash to carry out its planned programs beyond the next year.

At December 31, 2025, the Company had cash and cash equivalents of $23,025 thousands (December 31, 2024, $2,390 thousands). The Company had current assets of $30,500 thousands (December 31, 2024, $7,856 thousands) and current liabilities of $7,684 thousands (December 31, 2024, $14,258 thousands).

At December 31, 2025, the Company had net working capital of $22,816 thousands (December 31, 2024, negative $6,402 thousands).

During the year ended December 31, 2025, the Company’s overall position of cash and cash equivalents increase by $20,596 thousands (December 31, 2024, decrease by $2,931 thousands). This change in cash and cash equivalents can be attributed to the following:

•The Company’s net cash used in operating activities during the year ended December 31, 2025, was $7,226 thousands as compared to net cash used of $6,684 thousands for the year ended December 31, 2024. This amount is primarily a result of the losses incurred in the operations of the Company.

•The Company’s net cash used in investing activities during the year ended December 31, 2025, was $2,365 thousands as compared to net cash used of $3,027 thousands for the year ended December 31, 2024. The amounts are used primarily for the purchase of property and equipment to support the Company’s growth strategy.

•The Company’s net cash provided by financing activities during the year ended December 31, 2025, was $30,187 thousands as compared to net cash provided by financing activities of $6,780 thousands for the year ended December 31, 2024.

The Company has incurred operating losses since inception and has not yet achieved sustained positive cash flows from operations. Management believes that existing cash and cash equivalents, together with expected cash flows from operations, will be sufficient to fund core operating requirements for at least the next twelve months, assuming the deferral of certain non-essential capital expenditures and the execution of management’s operating plan. However, the Company’s ability to continue as a going concern remains dependent on the successful execution of its plan and, if necessary, access to additional capital. Therefore, the Company has substantial doubts about the Company's ability to continue as a going concern.

The Company may seek to raise additional capital to support its long-term growth strategy, including through the issuance of equity or equity-linked securities, debt financing, or other

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

strategic financing arrangements. The Company’s ability to raise additional capital, if and when needed, will depend on, among other things, market conditions, investor demand, and the Company’s operating performance. There can be no assurance that such financing will be available on favorable terms, or at all.

Off Balance Sheet Agreements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Transactions with Related Parties

The Company's key management personnel have the authority and responsibility for overseeing, planning, directing, and controlling the activities of the Company. Key management personnel include members of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

The compensation earned by key management for the years ended December 31, 2025, and 2024, was as follows:

Related party transactions

	For the year and period ended December,
	2025	2024
Compensation for key management personnel of the Company:
CEO Management fees	576	532
Chairman Management fees	420	429
CFO Management fees	210	54
Directors Management fees	215	128
Share-based payment to CFO	4	1
Other related party transactions:
Accrued interest to a close member of the Chairman (*)	107	4
Accrued interest to CFO (*)	29	2
Issuance of units of securities to Directors (**)	-	50
Issuance of shares to Directors (***)	11	142
Share-based payment to Directors (****)	39	21

Related party balances

For the year and period ended December,	2025	2024
Due to the CEO	196	231
Due to (from) the Chairman (*)	(56)	688
Due to the CFO (*)	62	199

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Bonus plan

The Company's Chairman, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Short-term loans

For the years ended December 31, 2025, and 2024, in connection with the borrowing disclosed in note 10A to the Company’s financial statements for the period ended December 31, 2025, a close member of the Chairman and the CFO, each separately, have lent to the Company an aggregate amount of $660 and $157, respectively. As of December 31, 2025, the Company had no outstanding balances in respect of the loans received from related parties. All such loans were fully repaid during 2025.

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

(**) Issuance of unit of securities

On June 28, 2024, director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

(***) Issuance of shares to Directors

On March 28, 2024, director of the Company converted his carrying amount which consists of principal and accrued interest into 21,744 common shares.

On September 19, 2025, director of the Company exercised 1,750 warrants.

(****) Issuance of options to Directors

On August 25, 2025, the Company granted directors 18,572 options to purchase shares of the Company at $8.30 per share under the Company’s share option plan.

Critical Accounting Estimates and Judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

a.Liability for Agricultural Research Organization:

Each reporting period, the Company measures the Liability to Agricultural Research Organization, based on discounted cash flows derived from Company's future anticipated revenues.

b.Incremental borrowing rate:

The Company measures lease liabilities at the present value of future lease payments, discounted using the incremental borrowing rate (“IBR”) when the interest rate implicit in the lease cannot be readily determined. Determining the IBR requires judgment and involves estimating reference interest rates, credit risk adjustments, lease term assumptions and economic environment factors.

Common Share Data

As at the date of this MD&A, the Company had the following securities issued and outstanding:

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Common shares	Stock options	Warrants	RSUs
22,667,842	2,597,735	619,313	269,521

Investor Relations Contracts

LifeSci Advisors, LLC

Pursuant to the investor relations agreement dated February 16, 2026 (the “LifeSci Agreement”) between the Company and LifeSci Advisors, LLC (hereafter “LifeSci ”), LifeSci provides investor relations services to the Company. In consideration of LifeSci’s services, LifeSci is entitled to receive a monthly cash fee of $12,500 for the first 3 months following the effective date of the agreement. Following that, the monthly cash fees will be increased to $15,000.

Contractual Obligations

The Company has no contractual obligations that have not been disclosed. Please refer to Note 16b in the Company's consolidated financial statements for the year ended December 31, 2025.

Risks and Uncertainties

Global Economic Uncertainty. The Company’s ability to raise capital is subject to the risk of adverse changes in the market value of the Company’s share price. Periods of macroeconomic weakness or recession and heightened market volatility caused by adverse geopolitical developments could increase these risks, potentially resulting in adverse impacts on the Company’s ability to raise further capital on favorable terms. The impact of geopolitical tension, such as the conflict in the Middle East, a deterioration in the bilateral relationship between the US and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the US and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in global trade patterns, which may in turn impact the Company’s ability to source necessary raw materials and other inputs for manufacturing or the Company’s ability to close new revenue generating orders.

Geographical Risks. The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect the Company’s business.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and carried out attacks against civilian and military targets in Israel. Following these events, the Government of Israel declared war against Hamas and the Israel Defense Forces initiated a large-scale mobilization of military reservists. Hostilities between Israel and Hamas continued through 2023, 2024 and 2025. On October 9, 2025, the Israeli Cabinet approved a ceasefire and hostage exchange agreement between Israel and Hamas that was brokered by the United States and took effect on October 10, 2025.

During this period, hostilities also escalated along Israel’s northern border involving Hezbollah forces operating from Lebanon. On November 27, 2024, Israel and Lebanon agreed to a ceasefire arrangement that remained in effect until February 18, 2025.

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

In June 2025, tensions between Israel and Iran escalated significantly and resulted in military operations between the two countries. On June 24, 2025, Israel and Iran agreed to an immediate ceasefire.

On February 28, 2026, the United States and Israel conducted coordinated aerial operations targeting military and governmental facilities in Iran. Subsequently, Iran launched missile attacks across parts of the Middle East and Hezbollah launched barrages of rockets toward northern Israel, leading to retaliatory actions by Israel. As of the date of these financial statements, hostilities in the region have intensified and involve multiple parties, including Israel, the United States, Iran and Hezbollah.

The evolving regional security situation has created and may continue to create significant uncertainty and could adversely affect Israel’s economy, the Company’s operations, employees, business partners, supply chain and overall business environment. The Company confirms that it has a business continuity plan and procedures in place, ensuring operational and financial continuity. As of the date of this MD&A, the Company has not experienced a material adverse impact on its operations; however, the Company continues to monitor the situation closely and cannot predict the ultimate impact that these developments may have on its business, financial condition or results of operations and have implemented (e.g., remote work protocols/safety stock) to mitigate potential disruptions.

Market Risks. The Company’s securities trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and long-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Financing Risks. The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Share Price Volatility and Price Fluctuations. In recent years, the securities markets all over the world have experienced a high level of price and volume volatility, and the market prices of securities of many corporations have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Key Personnel Risks. The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

General Business Risk and Liability. Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risk facing the Company, its directors, officers and employees in this respect includes potential liability for violations of securities laws, breach of fiduciary duty or misuse of

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Competition. There is the potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition between larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Key Business Inputs. The Company's business is dependent on a number of key inputs and their related costs including raw materials and suppliers related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any liability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse impact on the business, financial condition, and operating results of the Company.

Potential product recalls. Manufacturers and distributers of products are sometimes subjected to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packing safety and inadequate or inaccurate labeling disclosers. If the Company's product is recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall.

The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company had detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problem will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuit. Additionally, if one of the Company's products was subject to recall, the image of the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations. The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

BIOHARVEST SCIENCES INC.

Management’s Discussion and Analysis

Uninsurable risks. The Company may become subject to liability for events against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

No History of Dividends. Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance the Company’s operations. The Company will need to achieve profitability prior to any dividends being declared.

Other Information

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca. This additional information is not incorporated into this Management's Discussion and Analysis and does not constitute a part of this Management's Discussion and Analysis.